UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2017

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the quarter ended June 30, 2017. This Report is hereby incorporated by reference into: the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, or the SEC, on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013, the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), the Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), the Registration Statement of Seaspan Corporation filed with the SEC on May 23, 2016 on Form F-3 (Registration No. 333-211545), as amended on March 3, 2017, March 7, 2017 and April 19, 2017, and the Registration Statement of Seaspan Corporation filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 1, 2017	By:	/s/ David Spivak
David Spivak
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION
REPORT ON FORM 6-K FOR THE QUARTER ENDED JUNE 30, 2017

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries which provide us with all of our technical, administrative and strategic services.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL Inc.	HHIC

ii

References to customers are as follows:

Customer	Reference
ANL Singapore Pte. Ltd.(1)	ANL
CMA CGM S.A.	CMA CGM
Cheng Lie Navigation Co., Ltd.(1)	CNC
China Shipping Container Lines (Asia) Co., Ltd.(2)(3)	CSCL Asia
COSCO Shipping Lines Co., Ltd.(3)(4)	COSCON
COSCO (Cayman) Mercury Co., Ltd.(5)	COSCO Mercury
New Golden Sea Pte. Ltd. (5)	COSCO New Golden Sea
Hapag-Lloyd AG	Hapag-Lloyd
Kawasaki Kisen Kaisha Ltd.(6)	K-Line
Maersk Line A/S(7)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(6)	MOL
Orient Overseas Container Line (Europe) Ltd.	OOCL Europe
Orient Overseas Container Line Ltd.	OOCL
Simatech Marine S.A.	Simatech Marine
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM

_____________________

(1)	A subsidiary of CMA CGM.
(2)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(3)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(4)	A subsidiary of China COSCO Holdings Company Limited.
(5)	A subsidiary of COSCON.
(6)

On October 31, 2016, MOL, K-Line and Nippon Yusen Kabushiki Kaisha announced they will integrate their container shipping businesses under a new joint venture company. This is expected to be effective in April 2018.

(7)	A subsidiary of A.P. Moeller Maersk A/S.

We use the term “twenty foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 6, 2017, or our 2016 Annual Report.  Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

iii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	June 30,	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$305,592	$367,901
Short-term investments	103	411
Accounts receivable (note 2)	18,938	30,793
Loans to affiliate (note 2)	36,100	62,414
Prepaid expenses and other	41,375	37,252
Fair value of financial instruments (note 15)	—	11,338
	402,108	510,109
Vessels (note 3)	4,777,414	4,883,849
Deferred charges (note 4)	65,345	68,099
Goodwill	75,321	75,321
Other assets	137,614	120,451
	$5,457,802	$5,657,829
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$53,783	$62,157
Current portion of deferred revenue (note 5)	15,611	28,179
Current portion of long-term debt (note 6)	350,472	314,817
Current portion of long-term obligations under capital lease (note 7)	30,443	27,824
Current portion of other long-term liabilities (note 8)	23,648	21,115
Fair value of financial instruments (note 15)	4,707	30,752
	478,664	484,844
Deferred revenue (note 5)	1,040	1,528
Long-term debt (note 6)	2,309,344	2,569,697
Long-term obligations under capital lease (note 7)	445,107	459,395
Other long-term liabilities (note 8)	213,336	195,104
Fair value of financial instruments (note 15)	200,560	200,012
Shareholders’ equity:
Share capital (note 9):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 32,751,629 shares issued and outstanding (2016 – 32,751,629)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 117,932,468 shares issued and outstanding (2016 – 105,722,646)	1,507	1,385
Treasury shares	(377)	(367)
Additional paid in capital	2,658,389	2,580,274
Deficit	(825,359)	(807,496)
Accumulated other comprehensive loss	(24,409)	(26,547)
	1,809,751	1,747,249
	$5,457,802	$5,657,829

Commitments and contingencies (note 13)

Subsequent events (note 16)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenue	$204,609	$224,314	$405,930	$439,837
Operating expenses:
Ship operating	44,823	49,233	90,430	96,840
Cost of services, supervision fees	—	3,900	—	5,200
Depreciation and amortization	49,798	54,515	99,744	113,352
General and administrative	7,486	9,064	14,975	16,857
Operating leases (note 8)	28,148	20,662	54,658	35,513
Expenses related to customer bankruptcy	—	—	1,013	—
	130,255	137,374	260,820	267,762
Operating earnings	74,354	86,940	145,110	172,075
Other expenses (income):
Interest expense and amortization of deferred financing fees	28,261	30,095	56,729	60,238
Interest income	(1,193)	(2,768)	(2,365)	(5,845)
Undrawn credit facility fees	635	741	1,265	1,153
Refinancing expenses	—	772	—	772
Change in fair value of financial instruments (note 15)	13,610	23,614	17,027	75,765
Equity income on investment	(1,642)	(2,168)	(2,529)	(3,968)
Other expenses (note 2)	6,399	229	6,676	407
	46,070	50,515	76,803	128,522
Net earnings	$28,284	$36,425	$68,307	$43,553
Earnings per share (note 10):
Class A common share, basic and diluted	$0.11	$0.23	$0.33	$0.17

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net earnings	$28,284	$36,425	$68,307	$43,553
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 15 (c))	662	1,047	2,138	2,108
Comprehensive income	$28,946	$37,472	$70,445	$45,661

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Six months ended June 30, 2017 and year ended December 31, 2016

	Number of												Accumulated
	common	Number of									Additional		other	Total
	shares	preferred shares						Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series C	Series D	Series E	Series F	Series G	Series H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2015	98,622,160	13,321,774	4,981,029	5,370,600	—	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183
Net loss	—	—	—	—	—	—	—	—	—	—	—	(139,039)	—	(139,039)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	4,373	4,373
Series F preferred shares issued	—	—	—	—	5,600,000	—	—	—	56	—	139,944	—	—	140,000
Series G preferred shares issued	—	—	—	—	—	7,800,000	—	—	78	—	194,466	—	—	194,544
Series H preferred shares issued	—	—	—	—	—	—	9,000,000	—	90	—	224,910	—	—	225,000
Class A common shares issued	6,770,408	—	—	—	—	—	—	68	—	—	99,457	—	—	99,525
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	—	(21,797)	—	—	(21,797)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	—	(152,915)	—	(152,915)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	(53,630)	—	(53,630)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	116	(116)	—	—
Shares issued through dividend reinvestment program	286,009	—	—	—	—	—	—	3	—	—	4,356	—	—	4,359
Share-based compensation expense (note 11): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	164,235	—	—	—	—	—	—	2	—	—	6,226	—	—	6,228
Other share-based compensation	446,643	—	—	—	—	—	—	4	—	—	7,139	(1,371)	—	5,772
Common shares repurchased, including related expenses	(564,270)	—	—	—	—	—	—	(6)	—	—	(8,263)	—	—	(8,269)
Preferred shares redeemed, including related expenses	—	(13,321,774)	—	—	—	—	—	—	(133)	—	(332,941)	—	—	(333,074)
Treasury shares	(2,539)	—	—	—	—	—	—	—	—	(11)	—	—	—	(11)
Balance, December 31, 2016, carried forward	105,722,646	—	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Six months ended June 30, 2017 and year ended December 31, 2016

	Number of												Accumulated
	common	Number of									Additional		other	Total
	shares	preferred shares						Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series C	Series D	Series E	Series F	Series G	Series H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2016, carried forward	105,722,646	—	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249
Net earnings	—	—	—	—	—	—	—	—	—	—	—	68,307	—	68,307
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	2,138	2,138
Class A common shares issued	9,350,000	—	—	—	—	—	—	94	—	—	58,489	—	—	58,583
Fees and expenses in connection with issuance of common shares	—	—	—	—	—	—	—	—	—	—	(1,317)	—	—	(1,317)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	—	(53,393)	—	(53,393)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	(32,208)	—	(32,208)
Shares issued through dividend reinvestment program	1,168,958	—	—	—	—	—	—	12	—	—	7,670	—	—	7,682
Share-based compensation expense (note 11): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	247,258	—	—	—	—	—	—	2	—	—	3,764	—	—	3,766
Other share-based compensation	1,445,120	—	—	—	—	—	—	14	—	—	9,509	(569)	—	8,954
Treasury shares	(1,514)	—	—	—	—	—	—	—	—	(10)	—	—	—	(10)
Balance, June 30, 2017	117,932,468	—	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,179	$328	$(377)	$2,658,389	$(825,359)	$(24,409)	$1,809,751

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Cash from (used in):
Operating activities:
Net earnings	$28,284	$36,425	$68,307	$43,553
Items not involving cash:
Depreciation and amortization	49,798	54,515	99,744	113,352
Share-based compensation (note 11)	1,989	1,472	3,870	2,418
Amortization of deferred financing fees	3,185	3,055	6,213	6,366
Amounts reclassified from other comprehensive loss to interest expense	401	784	1,680	1,595
Unrealized change in fair value of financial instruments	(1,037)	1,491	(13,185)	30,350
Equity income on investment	(1,642)	(2,168)	(2,529)	(3,968)
Refinancing expenses	—	772	—	772
Operating leases	(5,500)	(4,450)	(10,767)	(8,316)
Other	6,389	20	6,467	44
Changes in assets and liabilities:
Accounts receivable	3,692	(1,807)	9,205	(7,173)
Lease receivable	—	5,278	—	10,556
Prepaid expenses and other	1,442	4,561	(6,340)	4,083
Other assets and deferred charges	294	(3,288)	(1,536)	(15,365)
Accounts payable and accrued liabilities	(11,955)	(7,153)	(6,281)	(7,910)
Deferred revenue	(11,757)	(1,823)	(13,056)	(4,771)
Fair value of financial instruments	(1,284)	—	(2,575)	-
Cash from operating activities	62,299	87,684	139,217	165,586
Financing activities:
Common shares issued, net of issuance costs	33,362	96,034	57,266	96,034
Preferred shares issued, net of issuance costs	—	247,663	—	247,663
Draws on credit facilities	—	80,485	—	220,485
Repayment of credit facilities	(75,627)	(200,596)	(171,157)	(291,116)
Draws on obligations under capital lease	—	81,150	—	81,150
Repayment of long-term obligations under capital lease	(6,508)	(6,142)	(12,873)	(12,183)
Common shares repurchased, including related expenses	—	—	—	(8,269)
Preferred shares redeemed, including related expenses	—	(333,061)	—	(333,061)
Senior unsecured notes repurchased, including related expenses	(2,665)	—	(3,122)	—
Financing fees	(2,314)	(9,408)	(2,314)	(11,018)
Dividends on common shares	(6,433)	(35,493)	(45,711)	(71,063)
Dividends on preferred shares	(16,103)	(16,999)	(32,208)	(30,153)
Net proceeds from sale-leaseback of vessel	90,753	144,000	90,753	254,000
Cash from (used in) financing activities	14,465	47,633	(119,366)	142,469
Investing activities:
Expenditures for vessels	(84,453)	(98,112)	(96,361)	(215,536)
Short-term investments	—	(4)	308	1,050
Restricted cash	408	(201)	(5,799)	(201)
Loans to affiliate (note 2)	(790)	(2,670)	(1,585)	(16,220)
Repayments of loans to affiliate (note 2)	18,068	54,306	21,233	54,306
Other assets	(53)	(230)	44	(317)
Cash used in investing activities	(66,820)	(46,911)	(82,160)	(176,918)
Increase (decrease) in cash and cash equivalents	9,944	88,406	(62,309)	131,137
Cash and cash equivalents, beginning of period	295,648	258,251	367,901	215,520
Cash and cash equivalents, end of period	$305,592	$346,657	$305,592	$346,657

Supplemental cash flow information (note 12)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:
(a)	Basis of presentation:

The accompanying interim financial information of Seaspan Corporation (the “Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2016 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2016 annual consolidated financial statements filed with the U.S. Securities and Exchange Commission in the Company’s 2016 Annual Report on Form 20-F.

Certain prior periods’ information has been reclassified to conform with current financial statement presentation.

(b)	Recent accounting developments:

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”), 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

2.	Related party transactions:
(a)

At June 30, 2017, the Company had $36,100,000 (December 31, 2016 – $62,414,000) due from Greater China Intermodal Investments LLC (“GCI”), its equity investee, recorded as loans to affiliate. This amount includes the following:

•

The Company had $36,100,000 (December 31, 2016 – $57,266,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to shipbuilding contracts acquired by GCI pursuant to a previously applicable right of first refusal. These loans bear interest at rates ranging from 5% to 6% per annum. The Company may request repayment of these loans with 45 days notice.

•	There was no interest receivable on these amounts (December 31, 2016 – $5,148,000).

The Company also had no amounts (December 31, 2016 – $6,385,000) due from GCI included in accounts receivable and $2,490,000 (December 31, 2016 – $2,780,000) due to GCI included in accounts payable and accrued liabilities.

The Company also had $807,000 (December 31, 2016 – $655,000) due from other related parties included in accounts receivable and $1,200,000 (December 31, 2016 - $1,395,000) due to other related parties included in accounts payable and accrued liabilities.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	Related party transactions (continued):
(b)	The Company incurred the following income or expenses with related parties:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Fees incurred:
Arrangement fees	$1,872	$5,118	$1,872	$5,998
Transaction fees	989	2,334	1,054	3,612
Income earned:
Interest income	790	2,669	1,585	5,636
Management fees	1,077	1,074	2,140	2,148
Supervision fees	—	3,900	—	5,200

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

Arrangement fees are paid to a company controlled by a former director in connection with services associated with debt or lease financings and were generally recorded as deferred financing fees and amortized over the term of the related debt or lease. The former director resigned from the board of directors in April 2017 and the agreement governing the arrangement fees was terminated.  Pursuant to the termination of the agreement, the Company will pay arrangement fees for any financings in process as at April 10, 2017 and completed prior to December 31, 2017.  In addition, the Company paid a termination fee of $6,250,000 with 945,537 of its common shares which is included in Other expenses.

Transaction fees are paid to the Company’s chief executive officer in connection with services he provided related to newbuild contracts and purchase or sale contracts, and these fees are capitalized to vessels. In April 2017 the chief executive officer’s employment agreement was amended to eliminate transaction fees on future newbuild contracts and purchase or sale contracts entered into after April 9, 2017.

Arrangement fees and transaction fees were generally paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares (note 11(b)).  In April 2017, it was agreed that all transaction fees will be paid 100% in the Company’s common shares (note 11(b)).

Interest income is earned on loans to affiliate.

Management fees are earned from GCI for the management of GCI’s vessels and are included in revenue.

Supervision fees are earned from GCI for the management of GCI’s newbuild vessels and are included in revenue.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Vessels:

		Accumulated	Net book
June 30, 2017	Cost	depreciation	value
Vessels	$6,136,206	$1,636,978	$4,499,228
Vessels under construction	278,186	—	278,186
Vessels	$6,414,392	$1,636,978	$4,777,414

		Accumulated	Net book
December 31, 2016	Cost	depreciation	value
Vessels	$6,126,220	$1,548,553	$4,577,667
Vessels under construction	306,182	—	306,182
Vessels	$6,432,402	$1,548,553	$4,883,849

During the three and six months ended June 30, 2017, the Company capitalized interest costs of $2,926,000 and $5,786,000, respectively, (June 30, 2016 - $1,598,000 and $3,049,000) to vessels under construction.

4.	Deferred charges:

		Financing
	Dry-docking	fees	Total
December 31, 2016	$49,037	$19,062	$68,099
Cost incurred	2,557	2,453	5,010
Amortization expensed	(6,748)	(1,016)	(7,764)
June 30, 2017	$44,846	$20,499	$65,345

5.	Deferred revenue:

	June 30,	December 31,
	2017	2016
Deferred revenue on time charters	$13,823	$26,879
Other deferred revenue	2,828	2,828
Deferred revenue	16,651	29,707
Current portion	(15,611)	(28,179)
Deferred revenue	$1,040	$1,528

6.	Long-term debt:

	June 30,	December 31,
	2017	2016
Long-term debt:
Revolving credit facilities	$924,483	$958,304
Term loan credit facilities	1,409,503	1,600,085
Senior unsecured notes	341,878	345,000
Deferred financing fees	(16,048)	(18,875)
Long-term debt	2,659,816	2,884,514
Current portion	(350,472)	(314,817)
Long-term debt	$2,309,344	$2,569,697

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.	Long-term debt (continued):

In March 2017, the Company entered into a repurchase plan for up to $10,000,000 of its senior unsecured notes which mature in April 2019.  During the three and six months ended June 30, 2017, the Company repurchased 106,624 and 124,885 senior unsecured notes, which are issued in denominations of $25 per note, for approximately $2,665,000 and $3,122,000, respectively.

In April 2017, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $120,000,000 to be used to fund vessels under construction and for general corporate purposes. The facility includes features providing for an increase in commitments by up to $30,000,000, enabling a total facility of up to $150,000,000.

At June 30, 2017, the one month average LIBOR was 1.1% (December 31, 2016 – 0.8%) and the margins ranged between 0.5% and 1.4% (December 31, 2016 – 0.5% and 1.3%) for revolving credit facilities. The weighted average rate of interest, including the margin, for our revolving credit facilities was 1.7% at June 30, 2017 (December 31, 2016 – 1.4%). Interest payments are made monthly.

At June 30, 2017, the one month, three month and six month average LIBOR was 1.1%, 1.2% and 1.4%, respectively (December 31, 2016 – 0.8%, 1.0% and 1.2%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2016 – 0.4% and 4.8%) for term loan credit facilities.

For certain of our term loan credit facilities with a total principal outstanding of $84,674,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the margin, was 3.4% at June 30, 2017 (December 31, 2016 – 3.2%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

The security for each of these credit facilities, except for unsecured loans, are consistent with those described in note 10(d) of the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2016.

For one of the Company’s term loan credit facilities, the Company has obtained a waiver from the lender extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. These two vessels were placed into short-term charters in April 2017, on current market terms, each of which could extend beyond the fourth quarter of 2017. The Company has determined that it is not probable that it will be able to secure acceptable replacement charters by the fourth quarter of 2017 and, as a result, has classified the entire outstanding balance of the loan as current at June 30, 2017. The Company is in the process of requesting a waiver from the lender to further extend the grace period beyond the fourth quarter of 2017.

Each credit facility contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt-to-assets ratios, as defined. The Company is in compliance with these covenants at June 30, 2017.

7.	Long-term obligations under capital lease:

	June 30,	December 31,
	2017	2016
Long-term obligations under capital lease	485,911	498,784
Deferred financing fees	(10,361)	(11,565)
Long-term obligations under capital lease	475,550	487,219
Current portion	(30,443)	(27,824)
Long-term obligations under capital lease	$445,107	$459,395

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.	Other long-term liabilities:

	June 30,	December 31,
	2017	2016
Deferred gain on sale-leasebacks	215,002	194,322
Other	21,982	21,897
Other long-term liabilities	236,984	216,219
Current portion	(23,648)	(21,115)
Other long-term liabilities	$213,336	$195,104

In May 2017, the Company entered into a sale-leaseback transaction with Asian special purpose companies, or SPCs, for one 14000 TEU vessel, the YM Wind, for gross proceeds of $144,000,000.  Under the transaction, the Company sold the vessel to the SPCs and leased the vessel back from the SPCs over a term of 12 years, with an option to purchase the vessel at the 9.5 year anniversary for a pre-determined fair value purchase price.

The sale of this resulted in a deferred gain totaling approximately $31,611,000 which is being recorded as a reduction of the related operating lease expense over the 12 year lease term.

9.	Share capital:

Common shares:

In March 2017, the Company entered into an equity distribution agreement with sales agents under which the Company may, from time to time, issue Class A common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $75,000,000 in gross sales proceeds. During the three and six months ended June 30, 2017, the Company issued a total of 5,650,000  and 9,350,000 Class A common shares under the ATM offerings for gross proceeds of $33,916,000 and $58,583,000, respectively.

Preferred shares:

At June 30, 2017, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		June 30,	December 31,
Series	Authorized	Issued	2017	2016
A	315,000	—	$—	$—
B	260,000	—	—	—
C	40,000,000	—	—	—
D	20,000,000	4,981,029	124,526	124,526
E	15,000,000	5,370,600	134,265	134,265
F	20,000,000	5,600,000	140,000	140,000
G	15,000,000	7,800,000	195,000	195,000
H	15,000,000	9,000,000	225,000	225,000
R	1,000,000	—	—	—

In June 2017, the Company entered into a preferred share repurchase plan for up to $10,000,000 of its Series D, E, G and H preferred shares, which expires in December 2017. The Company did not make any repurchases during the three and six months ended June 30, 2017.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Earnings per share (“EPS”):

	Three months ended June 30, 2017			Three months ended June 30, 2016
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$28,284			$36,425
Less preferred share dividends:
Series C	—			(6,394)
Series D	(2,475)			(2,475)
Series E	(2,769)			(2,769)
Series F	(2,433)			(1,189)
Series G	(3,997)			(393)
Series H	(4,430)			—
Basic EPS:
Earnings attributable to common shareholders	$12,180	113,963,000	$0.11	$23,205	101,480,000	$0.23
Effect of dilutive securities:
Share-based compensation	—	17,000		—	136,000
Diluted EPS(1):
Earnings attributable to common shareholders	$12,180	113,980,000	$0.11	$23,205	101,616,000	$0.23

	Six months ended June 30, 2017			Six months ended June 30, 2016
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$68,307			$43,553
Less preferred share dividends:
Series C	—			(14,420)
Series D	(4,950)			(4,950)
Series E	(5,538)			(5,538)
Series F	(4,865)			(1,189)
Series G	(7,995)			(393)
Series H	(8,860)			—
Basic EPS:
Earnings attributable to common shareholders	$36,099	110,362,000	$0.33	$17,063	99,616,000	$0.17
Effect of dilutive securities:
Share-based compensation	—	44,000		—	87,000
Diluted EPS(1):
Earnings attributable to common shareholders	$36,099	110,406,000	$0.33	$17,063	99,703,000	$0.17

(1)

Shares of Class A common stock issuable upon the exercise of unexercised share-based compensation awards and or upon conversion of convertible Series F preferred shares are not included in the computation of diluted EPS when their effects are anti-dilutive.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the six months ended June 30, 2017 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2016	56,861	$15.48	637,001	$14.55	2,438,197	$2.29	523,387	$16.71
Granted	107,270	8.97	90,000	6.85	—	—	88,293	5.93
Vested	(56,861)	15.48	—	—	—	—	(153,444)	14.67
Cancelled	(12,737)	9.53	—	—	(15,500)	3.40	(728)	14.73
June 30, 2017	94,533	$8.89	727,001	$13.60	2,422,697	$2.29	457,508	$15.31

In addition, 786,147 performance stock units were granted to the Company’s chief executive officer in May 2016. The weighted average grant date fair value was $10.23 per unit and as at June 30, 2017, all of the performance stock units were unvested.

During the three and six months ended June 30, 2017, the Company amortized $1,922,000 and $3,766,000, respectively, (three and six months ended June 30, 2016 – $1,472,000 and $2,268,000, respectively) in compensation cost related to the above share-based compensation awards.

At June 30, 2017, there was $12,710,000 (December 31, 2016 – $14,527,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which costs are expected to be recognized over a weighted-average period of 24 months.

At June 30, 2017, there were 965,244 (December 31, 2016 – 1,253,635) shares remaining for issuance under the Company’s Stock Incentive Plan, as amended.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one-for-one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the six months ended, the fair value of restricted shares vested was $880,000 (June 30, 2016 – $827,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At June 30, 2017, 587,001 (December 31, 2016 – 537,001) of the outstanding phantom share units were vested and available for exchange by the holder.

(b)	Other share-based awards:

During the three and six months ended June 30, 2017, the Company incurred $1,872,000 and $1,872,000, respectively, in arrangement fees (June 30, 2016 - $5,118,000 and $5,998,000), all of which were paid in Class A common shares. In April 2017, the agreement governing the arrangement fees was terminated. Pursuant to the termination of the agreement, the Company will pay arrangement fees for any financings in process as at April 10, 2017 and completed prior to December 31, 2017. The Company paid a termination fee of $6,250,000 with 945,537 of its common shares which is included in Other expenses.

During the three and six months ended June 30, 2017, the Company incurred $989,000 and $1,054,000, respectively, (June 30, 2016 – $2,334,000 and $3,612,000) in transaction fees that were capitalized to vessels, of which $989,000 and $1,022,000, respectively, (June 30, 2016 – $1,167,000 and $1,806,000) were paid in Class A common shares (note 2).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Share-based compensation (continued):

During the three and six months ended June 30, 2017, the Company also recognized nil and $150,000, respectively, (June 30, 2016 – $150,000 and $300,000) in share-based compensation expenses related to the accrued portion of a performance based-bonus that may be settled in stock-based awards in future periods. The number of shares issued under each of these arrangements is based on volume weighted-average share prices as defined in the underlying agreements.

12.	Supplemental cash flow information:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Interest paid	$26,616	$27,150	$54,619	$55,080
Interest received	1,329	4,607	4,681	4,715
Undrawn credit facility fee paid	621	406	1,263	1,066
Non-cash transactions:
Dividend reinvestment	7,265	1,382	7,682	2,692
Arrangement and transaction fees settled in shares	2,861	2,447	2,991	3,658
Capital contribution through settlement of loans to affiliate	3,889	—	6,667	—
Acquisition of time charter contracts through novation from GCI	—	16,200	—	16,200
Recognition of fair value of bareboat charters	—	16,200	—	16,200
Acquisition of GCI Subsidiaries through settlement of loans to affiliate	—	107,500	—	107,500
Offset of swaption against swap liability termination	—	—	10,852	—
Repayment of debt from sale-leaseback transaction proceeds	53,248	—	53,248	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Commitments and contingencies:
(a)	At June 30, 2017, the minimum future revenues to be received on committed time-charter party agreements and interest income from direct financing leases are approximately:

Remainder of 2017	$411,972
2018	794,378
2019	764,749
2020	724,541
2021	652,761
Thereafter	1,450,613
$4,799,014

The minimum future revenues are based on 100% utilization, relate to committed time-charter party agreements currently in effect and assume no renewals or extensions.

(b)	At June 30, 2017, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

Remainder of 2017	$240,000
2018	149,900
$389,900

(c)

At June 30, 2017, the commitment under operating leases for vessels is $1,446,283,000 for the remainder of 2017 to 2028 and office space is $8,969,000 for 2017 to 2024. Total commitments under these leases are as follows:

Remainder of 2017	$72,931
2018	146,500
2019	147,349
2020	148,169
2021	149,708
Thereafter	790,595
1,455,252
14.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
COSCON(1)	$78,457	$74,365	$155,552	$146,983
Yang Ming	34,229	29,106	66,293	54,330
MOL	30,961	29,752	61,298	55,842
CSCL Asia(1)	21,407	31,827	45,064	63,559
Hapag-Lloyd	7,730	18,262	16,910	40,029
Other	31,825	41,002	60,813	79,094
	$204,609	$224,314	$405,930	$439,837

(1)	While the Company continues to charter vessels separately to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business in March 2016.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of June 30, 2017, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $2,204,914,000 (December 31, 2016 - $2,418,586,000) and the carrying value is $2,333,985,000 (December 31, 2016 - $2,558,389,000). As of June 30, 2017, the fair value of the Company’s long-term obligations under capital lease, excluding deferred financing fees, is $486,009,000 (December 31, 2016 - $498,357,000) and the carrying value is $485,912,000 (December 31, 2016 - $498,784,000). The fair value of the revolving and term loan credit facilities and long-term obligations under capital lease, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of June 30, 2017, the fair value of the Company’s senior unsecured notes is $349,262,000 (December 31, 2016 – $347,898,000) and the carrying value is $341,878,000 (December 31, 2016 – $345,000,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Financial instruments (continued):
(b)	Interest rate derivative financial instruments:

As of June 30, 2017, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of June 30, 2017	Maximum notional amount(1)	Effective date	Ending date
5.6400%	$620,390	$620,390	August 31, 2007	August 31, 2017	(2)
5.4200%	403,218	403,218	September 6, 2007	May 31, 2024
5.6000%	142,000	142,000	June 23, 2010	December 23, 2021	(2)
5.9450%	87,608	87,608	January 30, 2014	May 31, 2019
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amounts over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $43,528,000 would be settled in cash in the next 12 months on interest rate swaps maturing after June 30, 2018. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

During the three months ended March 31, 2017, the Company offset an asset of $11,300,000 resulting from the restructuring of two swaption agreements in 2016 against the early termination of the 5.26% swap.

(c)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	June 30,	December 31,
	2017	2016
Fair value of financial instruments asset	$—	$11,338
Fair value of financial instruments liability	205,267	230,764

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Loss on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(13,610)	$(23,614)	$(17,027)	$(75,765)
Loss reclassified from AOCL to net earnings(1)
Interest expense	(401)	(784)	(1,680)	(1,595)
Depreciation and amortization	(261)	(263)	(458)	(513)

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Financial instruments (continued):
(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.  The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,208,000.

16.	Subsequent events:
(a)

On July 11, 2017, the Company declared quarterly dividends of $0.496875, $0.515625, $0.434375 $0.512500 and $0.492188 per Series D, Series E, Series F, Series G and Series H preferred share, respectively, representing a total distribution of $16,104,000. The dividends were paid on July 31, 2017 to all shareholders of record on July 28, 2017.

(b)	On July 11, 2017, the Company declared a quarterly dividend of $0.125 per common share. The dividend was paid on July 31, 2017 to all shareholders of record as of July 20, 2017.
(c)

On July 28, 2017, the chief executive officer’s (the “CEO”) employment agreement was amended in connection with his announced retirement to provide, among other things, that (i) the CEO will continue with the Company until December 31, 2017, (ii) any remaining transaction fees for transactions entered in to prior to April 9, 2017 will be paid solely in Class A common shares, (iii) upon the CEO’s retirement on December 31, 2017 and subject to his execution and delivery of a release of claims, the unvested portion of restricted stock units granted in May 2016 will fully vest and the Company will issue to the CEO 200,000 Class A common shares in exchange for the cancellation of his outstanding performance stock units granted in May 2016.

(d)

On July 28, 2017, the Company’s board of directors appointed a new chairman of the board (the “Chairman”). The Company granted 1,000,000 fully vested Class A common shares to the Chairman in connection with his appointment to, and service as Chairman. The Chairman will not receive further annual cash or equity-based compensation from the Company to the end of 2020 for his service as a director or Chairman.

(e)	On July 28, 2017, the Chairman agreed to purchase 1,000,000 Class A common shares for $6.00 per share.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of June 30, 2017, we operated a fleet of 89 containerships and have entered into contracts for the purchase of an additional 7 newbuilding containerships which have scheduled delivery dates through May 2018. Five of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term time charter contracts for the remaining newbuilding containerships in the future. As of June 30, 2017, the average age of the 89 vessels in our operating fleet was approximately six years, on a TEU-weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of June 30, 2017, the charters on the 89 vessels in our operating fleet had an average remaining term of approximately four years, on a TEU-weighted basis, excluding the effect of any charterers’ options to extend certain time charters.

Customers for our operating fleet as at June 30, 2017 were as follows:

Customers for Current Fleet
ANL
CMA CGM
CNC
COSCON
COSCO Mercury
COSCO New Golden Sea
CSCL Asia
Hapag-Lloyd
K-Line
Maersk
MOL
OOCL
OOCL Europe
Simatech Marine
Yang Ming Marine
ZIM

Customers for Additional Five Vessel Deliveries Subject to Charter Contracts
MSC

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time-charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Acquisition

In January 2017, we accepted delivery of one 4250 TEU vessel, the Seapan Alps, that we purchased in December 2016.

Vessel Delivery

In May 2017, we accepted delivery of one 14000 TEU vessel, the YM Wind. The vessel was constructed at CSBC using our fuel-efficient SAVER design and commenced a 10-year fixed rate time charter with Yang Ming Marine in June 2017.

Deferral of Newbuilds

In March 2017, we entered into an amendment agreement with New Jiangsu and Jiangsu Xinfu to defer the delivery of two 10000 TEU newbuilding containerships, originally scheduled for delivery in the first and third quarter of 2017, to the first and second quarter of 2018.

At-the-Market Offering of Class A Common Shares

During the first quarter of 2017, we entered into an equity distribution agreement under which we may, from time to time, issue Class A common shares in at-the-market, or ATM, offerings for up to an aggregate of $75.0 million. During the three and six months ended June 30, 2017, we issued a total of 5,650,000 and 9,350,000 Class A common shares, under the ATM offerings for gross proceeds of approximately $33.9 million and $58.6 million, respectively.

Preferred Share Repurchase Plan

In June 2017, we entered into a preferred share repurchase plan for up to $10.0 million of our Series D, E, G and H preferred shares, which expires in December 2017. We did not make any repurchases during the three and six months ended June 30, 2017.

6.375% Senior Unsecured Notes Repurchase Plan

In March 2017, we entered into a repurchase plan for up to $10.0 million of our 6.375% Senior Unsecured Notes, or our Notes, which mature in April 2019. During the three and six months ended June 30, 2017, we repurchased 106,624 and 124,885 Notes under this plan for approximately $2.7 million and $3.1 million, respectively.

Revolving Credit Facility

In April 2017, we completed the renewal of our 364-day unsecured, revolving loan facility with various banks for a total commitment of up to $120.0 million. The facility includes features providing for an increase in commitments by up to $30.0 million, enabling a total facility size of up to $150.0 million. The revolving loan facility bears interest at LIBOR plus a margin.

Lease Financing

In May 2017, we entered into a sale-leaseback transaction with special purpose companies, or SPCs, for the YM Wind for gross proceeds of $144.0 million. Under the lease, we sold the vessel to the SPCs and leased the vessel back for 12 years, with an option to purchase the vessel at the 9.5 year anniversary for a pre-determined fair value purchase price. Approximately $53.2 million of the proceeds were used to repay a credit facility.

Changes to the Board of Directors

In April 2017, our board of directors appointed Larry Simkins, Chief Executive Officer and Director of the Washington Companies, or WashCo, to our board to replace Graham Porter, who resigned as a Director to focus on other personal and professional commitments. In addition, at the April 24, 2017 board meeting after our 2017 Annual General Meeting of shareholders, our board of directors expanded the board from eight to nine members and appointed David Sokol, also a Director of WashCo and an experienced executive, to the board.

Creation of Executive Committee; Related Bylaws Amendments

In April 2017, our board created an Executive Committee, which currently consists of Messrs. Simkins and Sokol and our chief executive officer, Gerry Wang. The Executive Committee will work closely with management, and provide advice to the board on our activities, including financings, budgeting and operations. The committee will only advise or recommend to the board matters or actions, and not approve any matters or actions unless expressly delegated to the committee by the board or expressly set forth in the committee charter. The board’s Governance and Conflicts Committee will continue to review and approve related party transactions. A copy of the Executive Committee’s charter is available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

In connection with the creation of the Executive Committee, our board of directors also amended our bylaws in regard to certain corporate governance matters. A copy of the full bylaws is available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Termination of Financial Services Agreement with Seaspan Financial Services Ltd

We and Seaspan Financial Services Ltd., or SFSL, an entity owned and controlled by Graham Porter, entered into an agreement that terminated, effective as of April 10, 2017, the fixed-term Financial Services Agreement, dated May 16, 2016, between the parties (or the Financial Services Agreement). Pursuant to the termination of the Financial Services Agreement, we paid SFSL the required termination payment of $6,250,000 in 945,537 shares of our Class A common stock. Any amounts owed to SFSL by us under the Financial Services Agreement prior to termination, and additional amounts to be paid to SFSL for fees earned relating to financings in process as of April 10, 2017 but which are completed prior to December 31, 2017, generally, will be settled by payment in full using shares of our Class A common stock within 30 days of termination of the Financial Services Agreement or completion of the financing, as applicable. As of June 30, 2017 we paid $1,872,000 of fees to SFSL for financings in process as of April 10, 2017.

April 2017 Amendment to Employment Agreement with Gerry Wang

In April 2017 we and our chief executive officer, Gerry Wang, entered into an amendment to the Executive Employment Agreement, dated May 16, 2016 (or the Employment Agreement), between Mr. Wang and us to eliminate transaction fees equal to 1.25% of the aggregate consideration under any binding agreement we enter into to construct, sell or acquire a vessel (or vessel-owning businesses) for any such transactions entered into after April 9, 2017. Mr. Wang remains entitled to transaction fees payable for transactions entered into prior to April 9, 2017.

Recent Developments

Dividends

On July 11, 2017, our board of directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of [$30.8] million:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.125	April 1, 2017 to June 30, 2017	July 20, 2017	July 31, 2017
Series D preferred shares	SSW PR D	$0.496875	April 30, 2017 to July 29, 2017	July 28, 2017	July 31, 2017
Series E preferred shares	SSW PR E	$0.515625	April 30, 2017 to July 29, 2017	July 28, 2017	July 31, 2017
Series F preferred shares	—	$0.434375	April 30, 2017 to July 29, 2017	July 28, 2017	July 31, 2017
Series G preferred shares	SSW PR G	$0.512500	April 30, 2017 to July 29, 2017	July 28, 2017	July 31, 2017
Series H preferred shares	SSW PR H	$0.492188	April 30, 2017 to July 29, 2017	July 28, 2017	July 31, 2017

On July 11, 2017, we declared a quarterly dividend of $0.125 per common share. The dividend was paid on July 31, 2017 to all shareholders of record as of July 20, 2017.

CEO Year-End Retirement; David Sokol Appointed Chairman

Gerry Wang, our Chief Executive Officer and Co-Founder, notified our board of directors of his intention to retire as Chief Executive Officer effective December 31, 2017. Mr. Wang will remain on the board until his retirement and has been designated, together with Kyle Washington, as a Chairman Emeritus.

Director David Sokol was appointed as the Chairman of the Board on July 28, 2017 and will oversee the CEO succession and overall leadership transition. In connection with his appointment as Chairman Mr. Sokol was granted 1.0 million fully vested Class A common shares by the board, received 1.0 million of our Class A common shares transferred to him by our largest shareholder and agreed to purchase an additional 1.0 million Class A common shares from us at a price of $6.00 per share.

On July 28, 2017, we and Mr. Wang amended his employment agreement to reflect changes related to his retirement.

For additional information about these matters, please see our Report on Form 6-K filed on July 31, 2017.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 89 operating vessels as of June 30, 2017:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	4/7/15	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	4/22/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	6/10/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	7/3/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	8/21/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	5/8/16	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	5/29/16	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(1)	14000	2017	6/2/17	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Seaspan Ganges	10000	2014	3/28/17	Hapag-Lloyd	Minimum five months and up to 12 months(2)	Market rate	(3)
Seaspan Yangtze	10000	2014	4/11/17	Hapag-Lloyd	Minimum five months and up to 12 months(2)	Market rate	(3)
Seaspan Zambezi	10000	2014	3/26/17	Hapag-Lloyd	Minimum five months and up to 12 months(2)	Market rate	(3)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Beacon(1)	10000	2015	4/10/15	MOL	8 years + one 2-year option	37.5	(4)
MOL Benefactor(1)	10000	2016	3/28/16	MOL	8 years + one 2-year option	37.5	(4)
MOL Beyond(1)	10000	2016	4/29/16	MOL	8 years + one 2-year option	37.5	(4)
Maersk Guayaquil	10000	2015	9/21/15	Maersk	5 years + two 1-year options	37.2	(5)
Maersk Genoa(1)	10000	2016	9/12/16	Maersk	5 years + two 1-year options	37.2	(5)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(6)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(6)
CSCL Oceania	8500	2004	10/18/16	COSCO Mercury	Minimum 10 months and up to 14 months	Market rate	(3)
CSCL Africa	8500	2005	11/25/16	COSCO Mercury	Minimum 10 months and up to 14 months	Market rate	(3)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(7)

COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(7)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.5	(8)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.5	(8)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.5	(8)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.5	(8)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(8)
Seaspan Chiwan(9)	4250	2001	—	—	—	—
Seaspan Hamburg(10)	4250	2001	6/19/17	ZIM	Minimum one month and up to 1.5 months	Market rate	(3)
Seaspan Ningbo(11)	4250	2002	—	—	—	—
Seaspan Dalian(12)	4250	2002	12/16/16	Hapag-Lloyd	Minimum 2.5 months and up to 8.5 months	Market rate	(3)
Seaspan Felixstowe(13)	4250	2002	6/10/17	OOCL Europe	Minimum one month and up to two months	Market rate	(3)
CSCL Vancouver	4250	2005	2/19/17	COSCO New Golden Sea	Five months	Market rate	(3)
CSCL Sydney	4250	2005	2/26/17	COSCO Mercury	Minimum two months and up to 10 months	Market rate	(3)
CSCL New York	4250	2005	3/27/17	COSCO Mercury	Minimum two months and up to 10 months	Market rate	(3)
CSCL Melbourne	4250	2005	6/18/17	COSCO Mercury	Minimum 10 months and up to 12 months	Market rate	(3)
CSCL Brisbane(14)	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Dehli Express(12)(15)	4250	2005	5/20/17	Maersk	Minimum one month and up to two months	Market rate	(3)
Dubai Express	4250	2006	11/04/15	Hapag-Lloyd	Minimum 18 months and up to 24 months	Market rate	(3)
Seaspan Jakarta(16)	4250	2006	6/28/17	Hapag-Lloyd	Minimum one month and up to 1.5 months	Market rate	(3)
Seaspan Saigon	4250	2006	1/23/17	Hapag-Lloyd	Minimum one month and up to 12 months	Market rate	(3)
Seaspan Lahore(12)	4250	2006	3/02/17	OOCL	Minimum one month and up to four months	Market rate	(3)
Rio Grande Express	4250	2006	12/22/16	Hapag-Lloyd	Minimum two months and up to 13 months	Market rate	(3)
Seaspan Santos	4250	2006	2/14/17	CMA CGM	Minimum two months and up to 12 months	Market rate	(3)
Seaspan Rio de Janeiro	4250	2007	05/27/17	ZIM	Minimum 1.5 months and up to three months	Market rate	(3)
Seaspan Manila(12)	4250	2007	5/16/17	MOL	Minimum one month and up to two months	Market rate	(3)
Seaspan Alps(12)	4250	2009	1/29/17	ZIM	Minimum two months and up to 10 months	Market rate	(3)
Seaspan Kenya (16)	4250	2008	3/14/17	ZIM	Minimum two months and up to nine months	Market rate	(3)
Seaspan Grouse(17)	4250	2009	—	—	—	—
Seaspan Mourne	4250	2009	3/23/17	Simatech Marine	Minimum two months and up to six months	Market rate	(3)
Seaspan Loncomilla	4250	2009	10/28/16	ANL	Minimum 1.5 months and up to 12 months	Market rate	(3)

Seaspan Lumaco	4250	2009	2/14/17	CMA CGM	Minimum six months and up to 12 months	Market rate	(3)
Seaspan Lingue	4250	2010	1/5/17	CMA CGM	Minimum two months and up to 12 months	Market rate	(3)
Seaspan Lebu	4250	2010	1/12/17	CMA CGM	Minimum two months and up to 12 months	Market rate	(3)
Seaspan Fraser(1)	4250	2009	3/22/17	CNC	Minimum three months and up to 12 months	Market rate	(3)
Kota Mawar(18)	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(19)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(19)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(19)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(19)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(19)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(19)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.9	(19)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.9	(19)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

_____________________

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hapag-Lloyd has an option for an additional period for a minimum of 10 months up to a maximum of 12 months, if 12 months is selected for the firm period.
(3)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.
(4)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(5)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(6)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(7)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(8)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(9)

This vessel re-delivered to us in June 2017 and commenced a short-term charter with COSCO New Golden Sea in July 2017 at market rates for a minimum of two months up to a maximum five months, where the exact period is at COSCO New Golden Sea’s option.

(10)

This vessel re-delivered to us in July 2017 and commenced a short-term charter with COSCO Mercury in July 2017 at market rates for a minimum of two months up to a maximum six months, where the exact period is at COSCO Mercury’s option.

(11)

This vessel re-delivered to us in June 2017 and commenced a short-term charter with COSCO Mercury in July 2017 at market rates for a minimum of two months up to a maximum six months, where the exact period is at COSCO Mercury’s option.

(12)	These vessels re-delivered to us in July 2017.
(13)

This vessel re-delivered to us in July 2017 and commenced a short-term charter with Maersk in July 2017 at market rates for a minimum of 0.5 months up to a maximum 1.5 months, where the exact period is at Maersk’s option.

(14)

This vessel commenced a direct continuation with COSCO Mercury in July 2017 at market rates for a minimum of 10 months up to a maximum of 12 months, where the exact period is at COSCO Mercury’s option.

(15)	This vessel was renamed Seaspan New Dehli in July 2017.
(16)	These vessels will be re-delivered to us in August 2017.
(17)

This vessel re-delivered to us in June 2017 and commenced a short-term charter with Maersk in July 2017 at market rates for a minimum of two months up to a maximum five months, where the exact period is at Maersk’s option.

(18)	This vessel was renamed COSCO Fuzhou in July 2017.
(19)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of June 30, 2017, we had contracted to purchase seven newbuilding containerships which have scheduled delivery dates through to the second quarter of 2018. Details of the newbuilding containerships are as follows:

Vessel	Vessel Class (TEU)	Length of Charter(1)	Charterer	Contractual Delivery Date	Shipbuilder
Hull No. 145	11000	17 years	MSC	2017(2)	HHIC
Hull No. 146	11000	17 years	MSC	2017(2)	HHIC
Hull No. 147	11000	17 years	MSC	2017(2)	HHIC
Hull No. 148	11000	17 years	MSC	2017(2)	HHIC
Hull No. 153	11000	17 years	MSC	2017(2)	HHIC
Hull No. 1122	10000	—(3)	—(3)	2018(4)	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	—(3)	—(3)	2018(4)	New Jiangsu and Jiangsu Xinfu

____________________

(1)

Each charter is scheduled to begin upon delivery of the vessel to the charterer. Each charter provides MSC with cancellation rights where, amongst other things, a delay in the delivery date of the vessel from the shipbuilder provides us with equivalent cancellation rights under the shipbuilding agreement.

(2)

The shipbuilder has notified us of delays in the delivery dates of these vessels from the contractual delivery date. Currently, the proposed delivery date for Hull No. 147 is approaching the date that provides us with cancellation rights under the shipbuilding agreement, and the proposed delivery date for Hull No. 153 has moved into the first quarter of 2018. Our existing financing arrangements for each vessel allow the financier to not advance financing for a vessel where there is a lengthy delay in delivery from the contractual delivery date. The proposed delivery date for Hull No. 147 results in a delay which allows the financier to not advance the financing.

(3)	We expect to enter into a long-term charter for this vessel in the future.
(4)	In March 2017, we entered into agreements with the shipbuilder to defer delivery from 2017 to 2018.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on contractual delivery dates as of June 30, 2017:

	Quarter Ended	Scheduled for the Year Ended December 31,
	June 30, 2017	2017	2018
Owned and leased vessels, beginning of year	87	87	94
Deliveries	2	7	2	(1)
Total, end of period	89	94	96
Managed vessels, beginning of year	15	15	16
Deliveries	1	1	2
Total, end of period(2)	16	16	18
Total Fleet	105	110	114
Total Capacity (TEU)	822,900	877,900	917,900

____________________

(1)	In March 2017, we entered into agreements with the shipbuilder to defer delivery from 2017 to 2018.
(2)

We manage these vessels pursuant to a fixed term management agreement with Greater China Intermodal Investments LLC, or GCI, dated March 2011. This management agreement provides for 5 year terms, and the current term is scheduled to expire in March 2021. The management agreement provides us and GCI with limited termination rights, which include a right of GCI to terminate the agreement after Gerry Wang stops serving as our Chief Executive Officer or on our board of directors. This termination right must be exercised within 15 business days of our notification of this event, and if exercised would result in the termination of the management agreement approximately 180 days after such notification.

Three and Six Months Ended June 30, 2017 Compared with Three and Six Months Ended June 30, 2016

The following is a discussion of our financial condition and results of operations for the three and six months ended June 30, 2017. The following provides information about our fleet as of June 30, 2017, and excludes vessels that are managed for third parties, unless otherwise indicated:

Number of vessels in operation	89
Average age of fleet (TEU-weighted basis)	6 years
TEU capacity	638,900
Average remaining initial term on outstanding charters (TEU-weighted basis)	4 years

At the beginning of 2017, we had 87 vessels in operation. We acquired one 4250 TEU vessel and accepted delivery of one 14000 TEU vessel during the six months ended June 30, 2017, bringing our operating fleet to a total of 89 vessels as at June 30, 2017. Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Three Months Ended June 30,		Increase		Six Months Ended June 30,		Increase
	2017	2016	Days	%	2017	2016	Days	%
Operating days(1)	7,895	7,468	427	5.7%	15,150	14,640	510	3.5%
Ownership days(1)	8,037	7,612	425	5.6%	15,954	14,987	967	6.5%

Our vessel utilization by quarter and for the six months ended June 30, 2017 and 2016 is as follows:

	First Quarter		Second Quarter		Year to Date – June 30,
	2017	2016	2017	2016	2017	2016
Vessel utilization:
Ownership Days(1)	7,917	7,375	8,037	7,612	15,954	14,987
Less Off-hire Days:
Scheduled 5-Year Survey	—	(75)	—	(19)	—	(94)
Unscheduled Off-hire(2)	(662)	(128)	(142)	(125)	(804)	(253)
Operating Days(1)	7,255	7,172	7,895	7,468	15,150	14,640
Vessel Utilization	91.6%	97.2%	98.2%	98.1%	95.0%	97.7%

____________________

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.
(2)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the three and six months ended June 30, 2017 and 2016 are summarized below:

Financial Summary (in millions of US dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenue	$204.6	$224.3	$405.9	$439.8
Ship operating expense	44.8	49.2	90.4	96.8
Depreciation and amortization expense	49.8	54.5	99.7	113.4
General and administrative expense	7.5	9.1	15.0	16.9
Operating lease expense	28.1	20.7	54.7	35.5
Interest expense and amortization of deferred financing fees	28.3	30.1	56.7	60.2
Change in fair value of financial instruments	13.6	23.6	17.0	75.8

Revenue

Revenue decreased by 8.8% to $204.6 million for the three months ended June 30, 2017, compared to the same period in 2016, primarily due to lower average charter rates for vessels that were on short-term charters. The decrease was partially offset by the delivery of newbuilding vessels in 2016 and 2017 and the addition of two leased-in vessels in 2016.

Revenue decreased by 7.7% to $405.9 million for the six months ended June 30, 2017, compared to the same period in 2016, primarily due to lower average charter rates for vessels that were on short-term charters and an increase in unscheduled off-hire, primarily relating to vessels being off-charter. For the six months ended June 30, 2017, 200 of the off-charter days related to three 10000 TEU vessels that were previously on long-term charters and commenced short-term charters with Hapag-Lloyd commencing in March and April 2017. The remaining off-charter days primarily related to Panamax vessels, including four secondhand vessels purchased in December 2016. The decrease was partially offset by the delivery of newbuilding vessels in 2016 and 2017 and the addition of two leased-in vessels in 2016.

The increase in operating days and the related financial impact thereof for the three and six months ended June 30, 2017, relative to the same periods in 2016, is attributable to the following:

	Three Months Ended June 30,		Six Months Ended June 30
	Operating Days Impact	$ Impact (in millions of US dollars)	Operating Days Impact	$ Impact (in millions of US dollars)
2017 vessel deliveries	120	1.7	207	2.0
Full period contribution for 2016 vessel deliveries	487	9.8	1,203	27.8
Change in daily charter hire rate and re-charters	—	(25.5)	—	(44.7)
Fewer days due to leap year	—	—	(81)	(2.4)
Unscheduled off-hire	(17)	(2.0)	(551)	(13.0)
Scheduled off-hire	19	1.1	94	4.8
Supervision fee revenue	—	(3.8)	—	(5.1)
Vessel disposals	(182)	(0.5)	(362)	(2.3)
Other	—	(0.5)	—	(1.0)
Total	427	$(19.7)	510	$(33.9)

Vessel utilization remained stable for the three months ended June 30, 2017, compared to the same period in 2016. Vessel utilization decreased for the six months ended June 30, 2017, compared to the same period in 2016, primarily due to an increase in off-charter days as previously described.

During the six months ended June 30, 2017, we completed dry-dockings for two 4250 TEU vessels, which were completed between their time charters.

Ship Operating Expense

Ship operating expense decreased by 9.0% to $44.8 million and 6.6% to $90.4 million for the three and six months ended June 30, 2017, respectively, compared to the same periods in 2016, primarily due to cost savings initiatives. These decreases were achieved while the ownership days increased by 5.6% and 6.5% for the three and six months ended June 30, 2017. As a result, ship operating expense per ownership day declined by 13.8% and 12.3% for the three and six months ended June 30, 2017, compared to the same periods in 2016.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased by 8.7% to $49.8 million and by 12.0% to $99.7 million for the three and six months ended June 30, 2017, respectively, compared to the same periods in 2016, primarily due to lower depreciation on 16 vessels that were impaired as of December 31, 2016.

General and Administrative Expense

General and administrative expense decreased by 17.4%, to $7.5 million and 11.2% to $15.0 million for the three and six months ended June 30, 2017, respectively, compared to the same periods in 2016, primarily due to higher professional fees and other expenses incurred in 2016, partially offset by an increase in non-cash stock-based compensation expense related to grants of restricted and performance stock units in 2016.

Operating Lease Expense

Operating lease expense increased to $28.1 million and $54.7 million for the three and six months ended June 30, 2017, respectively, from $20.7 million and $35.5 million for the same periods in 2016. The increase was primarily due to the delivery of two vessels in 2016 and one vessel in 2017 that were financed through sale-leaseback transactions and two operating leases entered into in 2016. For the six months ended June 30, 2017, the increase was also due to the delivery of one 10000 TEU vessel financed through a sale-leaseback transaction in  the first quarter of 2016.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	June 30,
	2017	2016
Long-term debt, excluding deferred financing fees	$2,675.9	$3,316.6
Long-term obligations under capital lease, excluding deferred financing fees	485.9	411.7
Total borrowings	3,161.8	3,728.3
Less: Vessels under construction	(278.2)	(289.8)
Operating borrowings	$2,883.6	$3,438.5

Interest expense and amortization of deferred financing fees is comprised primarily of interest incurred on long-term debt and long-term obligations under capital lease, relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term obligations under capital lease for our vessels under construction is capitalized to the cost of the respective vessels under construction.

Interest expense and amortization of deferred financing fees decreased by $1.8 million and $3.5 million to $28.3 million and $56.7 million for the three and six months ended June 30, 2017, respectively, compared to the same periods in 2016, primarily due to repayments made on existing operating borrowings in 2016 and 2017, partially offset by an increase in LIBOR.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in losses of $13.6 million and $17.0 million for the three and six months ended June 30, 2017, respectively, which losses were primarily due to the impact of swap settlements, partially offset by an increase in the forward LIBOR curve.

The fair value of interest rate swaps is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve would be expected to result in a change in the fair value of our interest rate swaps by approximately $52.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $6.0 million.

All of our interest rate swap agreements were marked-to-market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2016 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

At June 30, 2017, our cash and cash equivalents and short-term investments totaled $305.7 million and our restricted cash totaled $24.0 million. Our primary short-term liquidity needs are to fund our operating expenses, repurchase of our Notes, debt repayments, lease payments, payment of our quarterly dividends and the purchase of the containerships we have contracted to build. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to build, repayment of our Notes, debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, lease payments, debt repayments, and the future potential redemption of our Series D, Series E, Series F, Series G and Series H preferred shares.

Our Series D preferred shares have an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and our Series D preferred shares are redeemable by us at any time on or after January 30, 2018. Our Series E preferred shares have an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and our Series E preferred shares are redeemable by us at any time on or after February 13, 2019. Our Series F preferred shares have an annual dividend rate of 6.95% per $25.00 of liquidation preference per share, but will increase by 1.0% annually after the fifth anniversary date of their May 2016 issuance date to a maximum of 10.5% by the ninth anniversary date, or will increase to 10.5% on January 1, 2018 if we do not acquire all of the membership interests in GCI or all or substantially all of the assets of GCI by December 31, 2017. We have the right to redeem the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%. Our Series G preferred shares have an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and our Series G preferred shares are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares have an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and our Series H preferred shares are redeemable by us at any time on or after August 11, 2021.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs, which include funding the estimated remaining installments of approximately $389.9 million on the seven vessels we have contracted to purchase, will be cash, cash from operations, committed and new credit and lease facilities and capital markets financings. We anticipate our long-term sources of funds will be from cash from operations, credit and lease facilities and capital markets financings.

The following table summarizes our long-term debt and lease obligations as of June 30, 2017:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available

Long-Term Debt
Revolving credit facilities(2)	$924.5	$1,044.5	$120.0
Term loan credit facilities	1,409.5	1,409.5	—
Senior unsecured notes	341.9	341.9	—
Total Long-Term Debt	$2,675.9	$2,795.9	$120.0
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	71.2	71.2	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	104.9	104.9	—
Leases for three 4500 TEU vessels	129.1	129.1	—
Leases for five 11000 TEU vessels(4)	180.7	420.7	240.0
Total Lease Facilities	485.9	725.9	240.0
Total Long-Term Debt and Lease Facilities(3)	$3,161.8	$3,521.8	$360.0

_____________________

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation, a portion of which amounts are non-recourse to Seaspan Corporation.
(2)

Includes a $120.0 million revolving credit facility, which was undrawn as at June 30, 2017. This facility includes features providing for a further potential increase in commitments of $30.0 million, enabling a total facility size of up to $150.0 million.

(3)	At June 30, 2017 our operating borrowings were approximately $2.9 billion (December 31, 2016 — $3.1 billion). The remaining amount of our borrowings relate to the construction of newbuilding vessels.
(4)	Under the financing arrangements for each vessel, the financier may not advance financing for a vessel if there is a lengthy delay in delivery from the contractual delivery date.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of June 30, 2017, our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 64 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels. As at June 30, 2017 we have six debt free vessels and this increased to eight vessels in July 2017.

As of June 30, 2017, our revolving credit facilities, term loan credit facilities and our Notes provided for borrowings of up to approximately $2.8 billion, of which approximately $2.7 billion was outstanding and $0.1 billion was available to be drawn by us. Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.4% as of June 30, 2017. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel or termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time). Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of June 30, 2017 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of June 30, 2017. We may prepay all term loan credit facilities without penalty, other than breakage costs and opportunity cost, and in one case a prepayment fee, under certain circumstances.

Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events including the sale or loss of a vessel where we do not substitute another appropriate vessel, a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or termination of a shipbuilding contract. In some cases, the amount that must be prepaid would be calculated based on the loan-to-market value ratio or some other ratio that takes into account the market value of the relevant vessels.

For our debt facilities associated with the vessels previously chartered to Hanjin, we are required to enter into time charters that are suitable to the lenders. Under these credit facilities, the loans may become due and payable if replacement charters acceptable to the lenders, in their discretion, are not obtained within a required period of time of the applicable charter termination. We received termination notices for these three vessels formerly chartered to Hanjin starting on September 29, 2016. We are party to two credit facilities secured by our three 10000 TEU vessels formerly chartered to Hanjin and the related charter contracts. In December 2016, we obtained a waiver from one lender, extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. These two vessels were placed into short-term charters in March and April 2017, on current market terms, each of which could extend beyond the fourth quarter of 2017. We have determined that it is not probable that we will be able to secure acceptable replacement charters by the fourth quarter of 2017 and, as a result, we have classified the entire outstanding balance of the loan as current at June 30, 2017.  We are in the process of requesting a waiver from the lender to further extend the grace period beyond the fourth quarter of 2017. If we do not receive such a waiver and if acceptable replacement charters are not secured by the fourth quarter of 2017, the loan may become due and payable. In January 2017, we entered into a supplement to the secured loan agreement with the other lender, extending the grace period for securing an acceptable replacement charter for the third vessel to the fourth quarter of 2018. If an acceptable replacement charter is not secured by the fourth quarter of 2018, the loan may become due and payable.

Our Notes

Our Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem our Notes in whole, but not in part, at redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the Notes), each holder of Notes will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own or will own our 10 leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of June 30, 2017, our lease facilities provided for borrowings of approximately $725.9 million, of which approximately $485.9 million was outstanding and $240.0 million was available to be drawn by us. Under our lease agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). If we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2016 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Quarter Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net cash flows from operating activities	$62,299	$87,684	$139,217	$165,586
Net cash flows from (used in) financing activities	14,465	47,633	(119,366)	142,469
Net cash flows used in investing activities	(66,820)	(46,911)	(82,160)	(176,918)

Operating Cash Flows

Net cash flows from operating activities were $62.3 million and $139.2 million, for the three and six months ended June 30, 2017, a decrease of $25.4 million and $26.4 million, respectively, compared to the same periods in 2016.

The decrease in net cash flows from operating activities for the three months ended June 30, 2017, compared to the same period in 2016, was primarily due to a decrease in net earnings excluding non-cash items of $10.1 million and a decrease in cash related to changes in working capital of $15.3 million. The decrease in net earnings excluding non-cash items was primarily due to a decrease in revenue and an increase in operating lease expense, partially offset by a decrease in swap settlement payments, ship operating expense and general and administrative expense. The decrease in cash related to working capital resulted primarily from non-cash timing differences, which are in the normal course of our operations. For further discussion of changes in revenue and expenses, please read “― Three and Six Months Ended June 30, 2017 Compared with the Three and Six Months Ended June 30, 2016”.

The decrease in net cash flows from operating activities for the six months ended June 30, 2017, compared to the same period in 2016, was primarily due to a decrease in net earnings excluding non-cash items of $26.4 million. The decrease in net earnings excluding non-cash items was primarily due to a decrease in revenue and an increase in operating lease expenses, partially offset by a decrease in swap settlement payments, ship operating expense and general and administrative expense. For further discussion of changes in revenue and expenses, please read “― Three and Six Months Ended June 30, 2017 Compared with the Three and Six Months Ended June 30, 2016”.

Financing Cash Flows

Net cash flows from financing activities were $14.5 million and net cash flows used in financing activities were $119.4 million for the three and six months ended June 30, 2017, a decrease in cash from financing activities of $33.2 million and $261.8 million, respectively, compared to the same periods in 2016.

The decrease in cash from financing activities for the three months ended June 30, 2017, compared to the same period of 2016, was primarily due to lower proceeds from the issuance of common and preferred shares, lower draws on credit facilities, lower proceeds received from sale-leaseback financings and an increase in dividends paid on our Series F, G and H preferred shares. These decreases were partially offset by lower repayments on credit facilities, lower financing fees, lower dividends on common shares and no dividends paid on Series C preferred shares.

The decrease in cash from financing activities for the six months ended June 30, 2017, compared to the same period of 2016, was primarily due to lower proceeds from the issuance of common and preferred shares, lower borrowings under credit facilities, lower proceeds received from sale-leaseback financings and an increase in dividends paid on our Series F, G and H preferred shares. These decreases were partially offset by lower repayments on credit facilities, lower financing fees, lower dividends on common shares and no dividends paid on Series C preferred shares.

Investing Cash Flows

Net cash flows used in investing activities were $66.8 million and $82.2 million for the three and six months ended June 30, 2017, an increase in cash used of $19.9 million and a decrease in cash used of $94.8 million, respectively, compared to the same periods in 2016.

The increase in cash used for the three months ended June 30, 2017 was primarily due to lower loan repayments from GCI. This increase was partially offset by a decrease in vessel expenditures and a decrease in loans made to GCI.

The decrease in cash used for the six months ended June 30, 2017 was primarily due to a decrease in vessel expenditures and a decrease in loans made to GCI. These decreases were partially offset by lower loan repayments from GCI.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years, on a TEU-weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the three months ended June 30, 2017 there were no dry-dockings and during the six months ended June 30, 2017 two vessels completed their 10-year dry dockings. For the remainder of 2017, we expect three vessels to undergo their 15-year dry-dockings.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, among others:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;
•	future market charter rates for our vessels, particularly when they come off-charter, which are currently unknown;
•	our future operating and interest costs;
•	future operating and financing costs, which are unknown, and our use of interest rate swaps to manage interest rate risks;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information—D. Risk Factors” in our 2016 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Dividends on Class A common shares
Declared, per share	$0.1250	$0.3750	$0.5000	$0.7500
Paid in cash	6,433	35,493	45,711	71,063
Reinvested in common shares through a dividend reinvestment plan	7,265	1,382	7,682	2,692
	$13,698	$36,875	$53,393	$73,755
Dividends on preferred shares (paid in cash)
Series C	$—	$11,755	$—	$19,665
Series D	$2,475	$2,475	$4,950	$4,950
Series E	$2,769	$2,769	$5,538	$5,538
Series F	$2,432	$—	$4,865	$—
Series G	$3,997	$—	$7,995	$—
Series H	$4,430	$—	$8,860	$—

On July 11, 2017, our board of directors declared the cash dividends on our common and preferred shares indicated above under “Recent Developments—Dividends”.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2016 Annual Report.

Recent Accounting Developments

In January 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU 2017-04, “Simplifying the Test for Goodwill Impairment.”  ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

Off-Balance Sheet Arrangements

At June 30, 2017, we had no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2017, contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should” and similar expressions are forward-looking statements. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report.  These statements include, but are not limited to:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels and for two newbuilding vessels under construction;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	modifications to our employment agreement with our chief executive officer; and
•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels.

Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under one of our credit facilities, our ability to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•

our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including, among other vessels, two of our 10000 TEU newbuilding containerships;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our Notes and our preferred shares;
•	any economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation;
•	the outcome of negotiations of the employment agreement with our chief executive officer; and
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2016 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of June 30, 2017, our variable-rate credit facilities totaled $2.2 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion. These interest rate swaps have a fair value of $205.3 million in the counterparties’ favor.

The tables below provide information about our financial instruments at June 30, 2017 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 10 and 11 to our consolidated financial statements included in our 2016 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of US dollars)	Remainder of 2017	2018	2019	2020	2021	Thereafter
Credit Facilities(1)	$258,016	$191,715	$388,907	$210,443	$280,559	$919,672
Lease Facilities(2)	10,157	26,997	28,100	29,266	30,541	231,787
Operating Leases(3)	71,990	144,890	145,998	147,135	148,644	787,626

_____________________

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of June 30, 2017, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of June 30, 2017 (in thousands of US dollars)	Maximum Notional Amount(1) (in thousands of US dollars)	Effective Date	Ending Date
5.6400%	$620,390	$620,390	August 31, 2007	August 31, 2017	(2)
5.4200%	403,218	403,218	September 6, 2007	May 31, 2024
5.6000%	142,000	142,000	June 23, 2010	December 23, 2021	(2)
5.9450%	87,608	87,608	January 30, 2014	May 31, 2019
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of June 30, 2017, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of June 30, 2017. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

None.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended June 30, 2017, we issued to SFSL, an accredited investor, a total of 1,229,665  shares of our Class A common stock.  Pursuant to the termination of the Financial Services Agreement, we paid SFSL the required termination payment of $6,250,000 in 945,537 shares of our Class A common stock. 284,128 Class A common shares were issued as fees for financings that were in process as of April 10, 2017 and were completed during the three months ended June 30, 2017.  The issuances qualified for exemptions from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

SFSL, which changed its name to Tiger Financial Services Limited in May 2017, is indirectly owned by our former director, Graham Porter.  For additional information, please read “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations –significant developments –Termination of Financial Services Agreement with Seaspan Financial Services Ltd” in this Report.

There were no repurchases of our common and preferred shares made during the three months ended June 30, 2017.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

The Company’s 2017 Annual Meeting of Shareholders was held on April 21, 2017. Briefly described below is each matter voted on at the meeting:

(1)

Election of the following individuals, nominated by the board of directors, to serve a one-year term until the 2018 Annual Meeting of Shareholders. There was no solicitation in opposition to the board’s nominees for the directors listed in the Company’s definitive proxy statement dated March 15, 2017. Due to the unforeseen resignation of former director Graham Porter on April 9, 2017, and the appointment by the board on that date of Larry Simkins as a director, the board approved Mr. Simkins as a replacement nominee for election at the 2017 Annual Meeting of Shareholders and the persons named as proxyholder in the definitive proxy statement voted all applicable proxies for the election of Mr. Simkins. All of the nominees listed below were elected at the meeting.

	Number of Shares Voted
Name	For	Withheld	Broker Non-Votes
Kyle R. Washington	75,458,939	4,680,974	445,906
Gerry Wang	75,451,003	4,688,910	445,906
John C. Hsu	76,896,435	3,243,478	445,906
Harald H. Ludwig	75,462,170	4,677,743	445,906
David Lyall	75,463,666	4,676,247	445,906
Nicholas Pitts-Tucker	76,909,362	3,230,551	445,906
Peter S. Shaerf	76,878,923	3,260,990	445,906
Larry Simkins	76,909,362	3,230,551	445,906

_____________________

(2)

Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2017. Total common stock voted was 80,355,023 in favor, 158,250 opposed, 72,545 abstained and no broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2017 was ratified.

At the April 24, 2017 meeting of the Company’s board of directors after the 2017 Annual General Meeting of shareholders, the board of directors expanded the board from eight to nine members and appointed David Sokol to the board. Mr. Sokol was also appointed to our Compensation Committee and our newly created Executive Committee by our board.

Item 6 — Exhibits

Exhibit Number	Description

3.1

Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (File No. 001-32591), filed with the SEC on March 23, 2012). Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on April 28, 2017.

3.2

First Amendment to the Amended and Restated Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.5 to the Company’s Form 6-K for the quarter ended March 31, 2015 (File No. 001-32591), filed with the SEC on April 30, 2015). Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on April 28, 2017.

3.3	Second Amendment to the Amended and Restated bylaws of Seaspan Corporation. Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on April 28, 2017.

10.1

Agreement to Terminate Financial Services Agreement, dated April 19, 2017 and effective April 10, 2017 between Seaspan Financial Services Ltd. and Seaspan Corporation. Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on April 28, 2017.

10.2

Amendment to Executive Employment Agreement, dated April 10, 2017, between Seaspan Corporation and Gerry Wang. Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on April 28, 2017.

10.3

Registration Rights Agreement, dated May 16, 2016, between Seaspan Corporation and Seaspan Financial Services Ltd. Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on April 28, 2017.